SEC FILE NUMBER: 000-56199
CUSIP NUMBER: 58507M107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: July 1, 2023

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

MEDMEN ENTERPRISES INC.
Full Name of Registrant

N/A
Former Name if Applicable

8740 S Sepulveda Blvd, Suite 105
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90045
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

MedMen Enterprises Inc. (the “Company”) is unable to timely file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended July 1, 2023 (the “Form 10-K”) because additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K. The Company intends to file the Form 10-K as soon as reasonably possible.

As previously reported in a Current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2023 during the nine months ended March 25, 2023, the Company identified errors that resulted in misstatements of certain assets and liabilities as of June 25, 2022 as well as misstatements of certain income and expenses for the year ended June 25, 2022 included in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2022, as filed with the SEC on September 9, 2022. The restatement of the Company's audited consolidated financial statements as of and for the year ended June 25, 2022, will also result in a restatement of the Company's condensed consolidated financial statements (unaudited) as of and for the three months ended September 24, 2022, and the three and six months ended December 24, 2022, which the Company intends to include in the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Amit Pandey, Chief Financial Officer	424	330-2082
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ ] Yes [X] No
Form 10-Q for the period ended March 25, 2023

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that revenue from continuing operations for the year ended July 1, 2023, is expected to be approximately $86 million compared to revenue of approximately $97 million for the year ended June 25, 2022. The decrease in revenue was primarily due to increased competition in retail markets.

Cost of goods sold from continuing operations for the year ended July 1, 2023, is expected to approximately $41 million compared to approximately $43 million for the year ended June 25, 2022. Gross profit from continuing operations for the year ended July 1, 2023, is expected to be approximately $45 million compared to approximately $54 million for the year ended June 25, 2022. The decrease in gross profit from continuing operations for the year resulted from a combination of a decrease in revenue and inventory write off.

Net loss from continuing operations for the year ended July 1, 2023 is expected to be approximately ($107) million compared to approximately ($168) million for the year ended June 25, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Annual Report on Form 10-K for the year ended July 1, 2023. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further procedures, the financial results for the year ended July 1, 2023 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its closing procedures in a timely manner to file its Annual Report on Form 10-K as indicated in this Form 12b-25, the financial information provided herein has not been audited, reviewed, or compiled by our independent registered public accounting firm, and are subject to change; risks related to the timely and correct completion of the restatement and related filings; identification of errors in our financial reporting in the future that require us to restate previously issued financial statements, which may subject us to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of our financial statements; the risk that additional information may become known prior to the expected filing with the SEC of the Form 10-K or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or delay the filing of the corrected or future periodic reports with the SEC; risks related to changes in the effects of the restatement on financial results; risks related to our ability to implement and maintain effective internal control over financial reporting in the future, which may adversely affect the accuracy and timeliness of our financial reporting; risks related to the Company’s plans to remediate any control and procedures deficiencies; risks related to the timing and results of the Company’s review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures; our ability to become current with our SEC periodic reporting requirements; our ability to effectively implement our business strategies and manage the risks in our business; the reactions of the marketplace to the foregoing; litigation and potential governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; general business, economic and political conditions as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

MEDMEN ENTERPRISES INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 2, 2023	By:	/s/ Amit Pandey
Amit Pandey
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.